Exhibit 99.6

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

May 28, 2013

Mr. Travis J. Thompson

President and Chief Executive Officer

Huntingdon Valley Bank

3501 Masons Mill Road, Suite 401

Huntingdon Valley, Pennsylvania 19006

Dear Mr. Thompson:

This letter sets forth the agreement between Huntingdon Valley Bank (the “Bank”), Huntingdon Valley, Pennsylvania, and RP® Financial, LC. (“RP Financial”), whereby the Bank has engaged RP Financial to prepare a written business plan document and three year financial projections reflecting the pro forma impact of the standard conversion and simultaneous acquisition of Victory Bancorp, Inc, Limerick, Pennsylvania (“Victory”) and the post-conversion/acquisition activities, organization and financial targets of the Bank. These services are described in greater detail below, and will be co-directed by the undersigned and James J. Oren, Director of RP Financial.

Description of Proposed Services

In this regard, RP Financial’s planning services will be comprised of: (1) evaluating the Bank’s current financial and operating condition, current business strategies and anticipated future strategies on a pro forma basis; (2) quantifying the impact of the Bank’s anticipated business strategies, incorporating the use of offering proceeds; (3) preparing detailed financial projections on a quarterly basis for a period of at least three fiscal years after the anticipated completion of the standard conversion and simultaneous acquisition, to reflect the impact of anticipated business strategies and the use of offering proceeds; (4) preparing the written business plan document which conforms with applicable regulatory guidelines, including a description of the use of offering proceeds and how the convenience and needs of the community will be addressed; and (5) preparing the detailed financial schedules of the capitalization and inter-company cash flows over the projection period. The financial projections will reflect Bank and consolidated levels.

The principal sections of the business plan, consistent with the regulatory requirements, will include: Executive Summary; Description of Business; Market Area; Management Plan; Records, Systems and Controls; Monitoring and Revising the Plan; Alternative Business Strategy and pro forma financial projections. The financial projections will be prepared on a quarterly basis as described in the preceding paragraph.

RP Financial will prepare the business plan for Board approval in advance of filing the plan with the regulators.

Washington Headquarters
Three Ballston Plaza	Direct: (703) 647-6553
1100 North Glebe Road, Suite 600	Telephone: (703) 528-1700
Arlington, VA 22201	Fax No.: (703) 528-1788
E-Mail: mfaust@rpfinancial.com	Toll-Free No.: (866) 723-0594

Mr. Travis J. Thompson

May 28, 2013

Fee Structure and Payment Schedule

The Bank agrees to compensate RP Financial for preparation of the business plan on a fixed fee basis of $45,000. The payment schedule includes a $10,000 retainer fee and the balance due upon delivery of the completed plan. In the event that an update to the plan is required by the regulatory authorities as a condition to gaining regulatory approval of the business plan, the Bank will pay RP Financial a $7,500 fee per update to the plan. Payment of the business plan update fee shall be made upon delivery of the completed business plan update.

The Bank also agrees to reimburse RP Financial for those direct out-of-pocket expenses necessary and incidental to providing the business planning services. Reimbursable expenses will likely include printing, binding, telephone, facsimile, computer/data base, data and shipping/messenger services. In the event out-of-town travel is required in conjunction with RP Financial’s engagement, the Bank will authorize such travel and will separately reimburse RP Financial for such travel expenses.

In the event the Bank shall, for any reason, discontinue this planning engagement prior to delivery of the completed business plan, the Bank agrees to compensate RP Financial according to RP Financial’s standard billing rates for consulting services based on accumulated and verifiable time expenses, not to exceed the fixed fee described above, plus reimbursable expenses incurred. RP Financial’s standard hourly billing rates range from $450 for managing directors to $125 for research associates.

If during the course of the planning engagement, unforeseen events occur so as to materially change the nature or the work content of the business planning services described in this contract, the terms of said contract shall be subject to renegotiation by the Bank and RP Financial. Such unforeseen events may include changes in regulatory requirements as it specifically relates to the Bank or potential transactions that will dramatically impact the Bank, such as a pending acquisition (other than the pending acquisition of Victory) or branch transaction.

Covenants, Representations and Warranties

The Bank and RP Financial agree to the following:

1. The Bank agrees to make available or to supply to RP Financial such information with respect to its business and financial condition as RP Financial may reasonably request in order to provide the aforesaid valuation. Such information heretofore or hereafter supplied or made available to RP Financial shall include: annual financial statements, periodic regulatory filings and material agreements, debt instruments, off balance sheet assets or liabilities, commitments and contingencies, unrealized gains or losses and corporate books and records. All information provided by the Bank to RP Financial shall remain strictly confidential (unless such information is otherwise made available to the public), and if the conversion is not consummated or the services of RP Financial are terminated hereunder, RP Financial shall promptly return to the Bank the original and any copies of such information.

2. The Bank represents and warrants to RP Financial that any information provided to RP Financial does not and will not, to the best of the Bank’s knowledge, at the times it is provided to RP Financial, contain any untrue statement of a material fact or in response to informational requests by RP Financial fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.

Mr. Travis J. Thompson

May 28, 2013

3. (a) The Bank agrees that it will indemnify and hold harmless RP Financial, any affiliates of RP Financial, the respective members, officers, agents and employees of RP Financial or their successors and assigns who act for or on behalf of RP Financial in connection with the services called for under this agreement (hereinafter referred to as “RP Financial”), from and against any and all losses, claims, damages and liabilities (including, but not limited to, reasonable attorneys fees, and all losses and expenses in connection with claims under the federal securities laws) attributable to (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by the Bank to RP Financial, either orally or in writing; (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by the Bank to RP Financial; or (iii) any action or omission to act by the Bank, or the Bank’s respective officers, directors, employees or agents, which action or omission is undertaken in bad faith or is negligent. The Bank will be under no obligation to indemnify RP Financial hereunder if a court determines that RP Financial was negligent or acted in bad faith with respect to any actions or omissions of RP Financial related to a matter for which indemnification is sought hereunder. Reasonable time devoted by RP Financial to situations for which RP Financial is deemed entitled to indemnification hereunder, shall be an indemnifiable cost payable by the Bank at the normal hourly professional rate chargeable by such employee.

(b) RP Financial shall give written notice to the Bank of such claim or facts within thirty days of the assertion of any claim or discovery of material facts upon which RP Financial intends to base a claim for indemnification hereunder, including the name of counsel that RP Financial intends to engage in connection with any indemnification related matter. In the event the Bank elects, within seven days of the receipt of the original notice thereof, to contest such claim by written notice to RP Financial, the Bank shall not be obligated to make payments under Section 3(c), but RP Financial will be entitled to be paid any amounts payable by the Bank hereunder within five days after the final non-appealable determination of such contest either by written acknowledgement of the Bank or a decision of a court of competent jurisdiction or alternative adjudication forum, unless it is determined in accordance with Section 3(c) hereof that RP Financial is not entitled to indemnity hereunder. If the Bank does not so elect to contest a claim for indemnification by RP Financial hereunder, RP Financial shall (subject to the Bank’s receipt of the written statement and undertaking under Section 3(c) hereof) be paid promptly and in any event within thirty days after receipt by the Bank of detailed billing statements or invoices for which RP Financial is entitled to reimbursement under Section 3(c) hereof.

(c) Subject to the Bank’s right to contest under Section 3(b) hereof, the Bank shall pay for or reimburse the reasonable expenses, including reasonable attorneys’ fees, incurred by RP Financial in advance of the final disposition of any proceeding within thirty days of the receipt of such request if RP Financial furnishes the Bank: (1) a written statement of RP Financial’s good faith belief that it is entitled to indemnification hereunder; (2) a written undertaking to repay the advance if it ultimately is determined in a final, non-appealable adjudication of such proceeding that it or he is not entitled to such indemnification; and (3) a detailed invoice of the expenses for which reimbursement is sought.

(d) In the event the Bank does not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this agreement, RP Financial shall have all remedies available at law or in equity to enforce such obligation.

Mr. Travis J. Thompson

May 28, 2013

This agreement constitutes the entire understanding of the Bank and RP Financial concerning the subject matter addressed herein, and such contract shall be governed and construed in accordance with the Commonwealth of Virginia. This agreement may not be modified, supplemented or amended except by written agreement executed by both parties.

The Bank and RP Financial are not affiliated, and neither the Bank nor RP Financial has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other. RP Financial represents and warrants that it is not aware of any fact or circumstance that would cause it not to be “independent” within the meaning of the conversion regulations of the federal banking agencies or otherwise prohibit or restrict in anyway RP Financial from serving in the role of independent appraiser for the Bank.

Please acknowledge your agreement to the foregoing by signing as indicated below and returning to RP Financial a signed copy of this letter.

Sincerely,

Marcus Faust Director

Agreed To and Accepted By:	Travis J. Thompson
President and Chief Executive Officer

Upon Authorization by the Board of Directors For:	Huntingdon Valley Bank,
Huntingdon Valley, Pennsylvania

Date Executed: